Exhibit 2.1

Dated 1 August 2016

HYDRA LUXEMBOURG HOLDINGS S.À R.L.

and

CARBON ACQUISITION CO B.V.

and

COTT CORPORATION

SPA DEED OF AMENDMENT

in connection with the Share Purchase Agreement dated 7 June 2016 relating to the sale and purchase of the sole issued and outstanding share in the capital of

Hydra Dutch Holdings 1 B.V.

Linklaters LLP

One Silk Street

London EC2Y 8HQ

Telephone (+44) 20 7456 2000

Facsimile (+44) 20 7456 2222

Ref L-246715

This Deed is made on 1 August 2016

Between:

(1)	Hydra Luxembourg Holdings S.à.r.l. a private limited liability company incorporated in Luxembourg, with a share capital of EUR 45,500 whose registered office is at 15, rue Edward Steichen, L-2540 Luxembourg, Grand Duchy of Luxembourg and registered with the Luxembourg Register of Commerce and Companies under number B. 177431 (the “Seller”);

(2)	Carbon Acquisition Co B.V. a private company with limited liability incorporated under the laws of the Netherlands (besloten vennootschap met beperkte aansprakelijkheid), having its official seat (statutaire zetel) in Amsterdam, the Netherlands, and its office at Herikerbergweg 238, 1101 CM Amsterdam, the Netherlands, registered with the Dutch Trade Register of the Chamber of Commerce under number 66124956 (the “Purchaser”); and

(3)	Cott Corporation a company incorporated in Canada whose registered office is at 5519 W. Idlewild Avenue, Tampa, Florida 33634 (the “Purchaser’s Guarantor”).

Whereas:

(A)	The Parties entered into a share purchase agreement dated 7 June 2016 pursuant to which the Seller agreed to sell, and the Purchaser agreed to acquire, the sole issued and outstanding share in the share capital of Hydra Dutch Holdings 1 B.V. (the “Original SPA”).

(B)	By entering into this Deed, the Parties now wish to amend and restate certain terms of the Original SPA.

It is agreed as follows:

1	DEFINITIONS AND INTERPRETATION

1.1	Unless otherwise stated, capitalised terms which are defined in the Original SPA but which are not expressly defined in this Deed shall have the same meaning in this Deed as in the Original SPA.

1.2	New Definitions

The following definitions shall be inserted in Clause 1.1 of the Original SPA:

“Leakage” means the aggregate amounts resulting from the matters referred to in Clause 6.1A.1 but excluding any Permitted Leakage;

“Locked Box Date” means 23:59pm on 31 July 2016;

“Permitted Leakage” means any matter undertaken at the written request of the Purchaser or with the Purchaser’s written consent.

1.3	Incorporation of other provisions

1.3.1	The principles of construction set out in the Original SPA shall have effect as if set out in this Deed.

1.3.2	The provisions of Clauses 15.2, 15.3, 15.5, 15.6, 15.7, 15.8, 15.13, 15.14 and 15.18 of the Original SPA shall apply to this Deed as if set out in full mutatis mutandis, and references therein to “the Agreement” shall be read as references to the Original SPA as amended by this Deed.

2	Amendments

2.1	Closing

The Parties agree that Closing shall take place at 11:00 a.m. (Central European Time) on 2 August 2016 at the offices of the Notary or at such other location, time or date as may be agreed between the Purchaser and the Seller, provided always that Closing shall take place on a Business Day.

2.2	Notifications to determine payments on Closing

The Parties acknowledge the notice of estimates provided by the Seller to the Purchaser on 22 July 2016 pursuant to the requirements of clause 6.4 of the Original SPA (“Notice of Estimates”). The Parties agree that estimates included in the Notice of Estimates shall be deemed to be such estimates as at the Locked Box Date.

2.3	Deemed Closing

2.3.1	The following terms defined in Clause 1.1 (Definitions) of the Original SPA shall be amended such that all references to “Closing Date” shall be replaced with a reference to the “Locked Box Date” (as such term is defined in Clause 2.4 below):

(i)	“Closing Debt”;

(ii)	“Current Assets”;

(iii)	“Current Liabilities”;

(iv)	“Estimated Cash”;

(v)	“Estimated Debt”;

(vi)	“Estimated Intra-Group Financing Payables”;

(vii)	“Estimated Intra-Group Financing Receivables”;

(viii)	“Estimated Working Capital”;

(ix)	“Group Companies’ Cash Balances”;

(x)	“Intra-Group Financing Payables”;

(xi)	“Intra-Group Financing Receivables”;

(xii)	“Third Party Indebtedness”; and

(xiii)	“Working Capital”.

2.3.2	Paragraph 2.4 of Schedule 4, Part 1 (Closing Statement) of the Original SPA shall be replaced with the following paragraph:

“2.4	The Closing Statement shall be drawn up as at close of business on the Locked Box Date.

2.4.1	Subject to paragraphs 2.4.2, 2.4.3 and 2.4.4 below, no account shall be taken of events taking place after the close of business on the Locked Box Date and regard shall only be had to information available to the parties to this Deed at that time.

2.4.2	The Closing Statement shall take account of all events that occur in the 110 days following Closing with respect to the amount included on account of the Nestlé Water Purchase Price Adjustment, including (i) any payments made to or by the Group on account of outstanding purchase price adjustments pursuant to schedule 4 to the Nestlé Waters SAPA and/or any payments made to the Group on account of outstanding indemnity claims pursuant to clause 11.15 of the Nestlé Waters SAPA and (ii) the status as at the end of that 110-day period of any unresolved discussions between the Group and Nestlé Waters SAS with respect to such matters. The Closing Statement shall include an appropriate provision and/or accrual to reflect a fair estimate of the likely outcome of such unresolved discussions assuming two parties able and willing to reach an arm’s length agreement, such provision and/or accrual to be determined by the Purchaser in its sole discretion acting reasonably and such determination shall not be the subject of a Seller’s Disagreement Notice.

2.4.3	The Closing Statement shall take into account the cost of terminating the Interest Rate Swap in accordance with the requirements of Clause 5.6, notwithstanding that such termination will occur after the Locked Box Date.

2.4.4	The Closing Statement shall take into account all interest accruing on:

(i)	the Intra-Group Financing Payables and the Intra-Group Financing Receivables in the period between the Locked Box Date and the Closing Date; and

(ii)	the Employee Loans to be repaid in accordance with Clause 15.1.6 of the Original SPA in the period between the Locked Box Date and their date of repayment.”

2.3.3	References in Paragraph 2.6 of Schedule 4, Part 1 (Closing Statement) of the Original SPA to the term “Closing Date” shall be deleted and replaced with the term “Locked Box Date”.

2.4	Locked Box

2.4.1	The following new Clause 6.1A shall be inserted after Clause 6.1 of the Original SPA:

“6.1A	Locked Box

6.1A.1	The Seller covenants and undertakes to the Purchaser that from but excluding the Locked Box Date to and including the Closing Date:

(a)	no dividend or other distribution of profits or assets (or any payments in lieu of any dividend or other distribution of profits or assets) will be declared, paid or made by any Group Company or would be treated as having been paid or made by a Group Company other than to another Group Company, whether in cash or in kind;

(b)	no payments will be made by or on behalf of a Group Company to or for the benefit of the Seller or any of its Affiliates;

(c)	no share capital of a Group Company will be issued, redeemed, repurchased, reduced, waived or repaid or result in a payment or an agreement or obligation to make a payment to the Seller or any of its Affiliates;

(d)	no amounts owed to a Group Company by the Seller or any of its Affiliates will be reduced, waived or forgiven;

(e)	no management, service, shareholder, monitoring or directors’ fees or expenses, or payments of a similar nature will be paid by or on behalf of a Group Company to or for the benefit of the Seller or any of its Affiliates;

(f)	no changes will be made to the terms of any borrowing between the Seller or any of its Affiliates and a Group Company;

(g)	no indebtedness of any kind (including any accrued interest thereon) due or owing to (or for the benefit of) the Seller or any of its Affiliates by (or on behalf of) any Group Company will be created, incurred, increased, repaid, reduced or waived, other that in respect of any identified Intra-Group Financing Receivables, which may continue to accrue interest in accordance with their terms;

(h)	no liability, obligation or indemnity will be assumed, discharged, indemnified or incurred by any Group Company for the benefit of the Seller or any of its Affiliates;

(i)	no sale, transfer, surrender or other disposal (whether in whole or in part) or waiver of any assets, rights or other benefits or value of a Group Company will be made to the Seller or any of its Affiliates;

(j)	no professional fees, expenses or other costs in connection with the Transaction will be paid by or on behalf of a Group Company or for the benefit of the Seller or any of its Affiliates;

(k)	no bonuses, incentives or commission (including any transaction or retention bonuses for management) will be paid or made (or declared to be or treated as paid or made) by any Group Company in connection with the preparation, negotiation or consummation of the Transaction or otherwise outside the ordinary course of business;

(l)	no agreements by any Group Company, conditionally or otherwise, to do or permit to be done any of the foregoing in this Clause 6.1A.1 will be entered into; and

(m)	no Tax will become payable by any Group Company as a consequence of any of the foregoing in this Clause 6.1A.1.

6.1A.2	The Seller shall promptly notify the Purchaser in writing if it becomes aware of a payment, event or transaction which constitutes a breach of Clause 6.1A.1.

6.1A.3	The Seller undertakes to pay, or procure to pay, to the Purchaser (or any Group Company as the Purchaser directs) within ten Business Days of written demand by the Purchaser to the Seller (together with reasonable details which evidence the Leakage), an amount in cash equal to the amount of the Leakage (by way of repayment of the Closing Amount).

6.1A.4	For the period of 110 days following the Closing Date, the Seller shall provide the Purchaser and its agents with reasonable access to and the right to inspect and make copies of such books, papers, records and accounting information of the Seller’s Group relating to each Group Company as the Purchaser may reasonably require to enable the Purchaser to establish whether there has been compliance with or a breach of any of the provisions of Clause 6.1A.1 and with such other reasonable assistance (including, on the provision of reasonable notice, timely access to and reasonable assistance from relevant employees of the Seller’s Group) and reasonable access to accounting information as aforesaid as may be reasonably required for the aforesaid purpose.”

3	Contracts (Rights of Third Parties) Act 1999

This Deed shall bind and is for the benefit of the successors of the Parties. Otherwise a person who is not a party to this Deed shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to rely upon or enforce any term of this Deed provided that this does not affect any right or remedy of the third party which exists or is available apart from that Act.

4	Counterparts

This Deed may be executed in any number of counterparts and by the parties to it on separate counterparts, each of which shall be an original but all of which together shall constitute one and the same instrument.

5	Governing Law and Jurisdiction

This Deed and any non-contractual obligations arising out of or in connection with the Deed shall be governed by English law.

Each of the parties to this Deed irrevocably submits to the non-exclusive jurisdiction of the courts of England to support and assist the arbitration process pursuant to Clause 15.16 of the Original SPA, including if necessary the grant of interlocutory relief pending the outcome of that process.

In witness whereof this document has been duly executed as a Deed and delivered on the date first set out above.

Executed as a Deed by HYDRA LUXEMBOURG HOLDINGS S.À.R.L. acting by Skinder Nehdi, manager B	}	/s/ Skinder Nehdi
In the presence of:

Witness’s signature /s/ Catherine Cadet

Name Catherine Cadet

Address 15 rue Edward Steichen, L-2540 Luxembourg

Occupation Senior Corporate Counsel

Executed as a Deed by CARBON ACQUISITION CO B.V. acting by D.W.G. Kwantes, Director B	}	/s/ D.W.G. Kwantes
In the presence of:

Witness’s signature /s/ Frederik Bouwman

Name Frederik Bouwman

Address Herikerbergweg 238, 1101 CM Amsterdam The Netherlands

Occupation Legal Officer

Executed as a Deed by CARBON ACQUISITION CO B.V. acting by Shane Perkey	}	/s/ Shane Perkey
In the presence of:

Witness’s signature /s/ Michael James

Name Michael James

Address 5519 W. Idlewild Ave Tampa FL 33634

Occupation: Corporate Counsel

Executed as a Deed by COTT CORPORATION acting by Shane Perkey	}	/s/ Shane Perkey
In the presence of:

Witness’s signature /s/ Michael James

Name Michael James

Address 5519 W. Idlewild Ave Tampa FL 33634

Occupation Corporate Counsel